May 7, 2010
Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fibrocell Science, Inc. (“Fibrocell” or the “Company”) Registration Statement on Form S-1 File No. 333-165936
Dear Mr. Riedler:
     On behalf of Fibrocell Science, Inc., a Delaware corporation, we hereby respond through EDGAR to the comment issued on April 19, 2010 to the Company’s Registration Statement on Form S-1 and addressed to Mr. Declan Daly. Contemporaneous with this submission we are filing a complete copy of Amendment No. 1 to the Registration Statement on Form S-1 for the Company (the “Amended S-1”) reflecting our response.
     For your convenience, we have repeated the sole comment prior to the response in italics.
Incorporation of Certain Documents bv Reference, page 27
1. Please revise your registration statement to include the Current Report on Form 8-K you filed on April 6, 2010 among the documents you are incorporating by reference.
     The Company has revised its registration statement to include the Current Report on Form 8-K that it filed on April 6, 2010 among the documents it is incorporating by reference.
     Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (215) 665-5542.

Scot Foley
Division of Corporate Finance

Sincerely,
COZEN O’CONNOR

By:	Cavas S. Pavri

cc:	David Pernock, Chief Executive Officer of Fibrocell Science, Inc.